Exhibit 4.3

Management and Operation Services Agreement, entered into by and between Carso Global Telecom, S.A. de C.V., hereinafter “THE PROVIDER”, represented by C.P. Armando Ibañez Vázquez, and Teléfonos de México, S.A. de C.V., hereinafter “TELMEX”, represented by Ing. Jaime Chico Pardo, in accordance with the following recitals and clauses:

Recitals

1. “THE PROVIDER” states that:

a) It is a “sociedad mercantil” organized under the laws of the Mexican Republic with principal place of business at Insurgentes Sur 3500, Col. Peña Pobre, Delegación Tlalpan, Mexico City.

b) Its corporate purpose involves, among other activities, promoting, organizing and managing all kind of companies, commercial and civil ones and offering administrative services for organization, fiscal, legal and advising for companies.

c) It has the resources needed for the due rendering of the services pursuant to this agreement.

2. “TELMEX” states that:

a)	It is a “sociedad mercantil” organized under the laws of the Mexican Republic with principal place of business at Parque Vía No. 190, Col. Cuauhtémoc, Delegación Cuauhtémoc, C.P. 06599, Mexico City.

b)	Its corporate purpose is, in general, to build, install, maintain, operate and employ a Telephone and Telecommunications Public Network to render the public service of voice, sound, data, text and images signal conduction locally and through the domestic and international long distance service and the public service of basic telephony; to grant and obtain all kinds of technical, scientific and administrative consulting and assistance services and to enter into any agreement related to its corporate purpose and that are lawful for a “sociedad anónima”.

c)	It wishes to obtain the services that “THE PROVIDER” will provide to it in order to perform its operations in the best possible way.

Clauses

FIRST. “THE PROVIDER” hereby engages to provide “TELMEX” the consulting and advising services in the management and operation matters specified below:

1.	Evaluation of all and each of the senior officers, positions and personnel of “TELMEX” and its affiliates;

2.	Revision and, if any, restructuring of the labor agreements;

3.	Technical, administrative and financial planning;

4.	Implementation of administrative and operational systems and controls;

5.	Investment planning and negotiating, optimization of profits obtained from the company’s resources:

a)	To optimize the design of outside networks;

b)	To revise and optimize investments in equipment and outside networks.

6.	Making of the “TELMEX” transformation programs to improve the operation, updating and growing aggressively “TELMEX”’s telephonic plant to enhance the quality of services as per the international standards;

7.	Restructuring of policies regarding tariffs, commercial, technical and services issues;

8.	Making of personnel relocation plans;

9.	Organization and handling of the “Instituto Nacional Tecnológico de Telmex, A.C.”;

10.	Performance of real estate investment plans to reduce substantially their number and amounts;

11.	Establishment of building procedures;

12.	Assessment of the alternatives related to the technical and economic studies made in the different operational areas;

In general, regeneration, reorganizing and restructuring of “TELMEX” and its affiliates through the planning, performing and supervising of all of the company’s areas.

The services above described shall be called hereinafter the “SERVICES”.

SECOND. “TELMEX” does not delegate to “THE PROVIDER”, in any way, authority that involves decision-making on the company’s management and it remains in the sole discretion and under the exclusive responsibility of the Board of Directors, the Chief Executive Office and the Executive Committee of “TELMEX” to make the decisions about the company’s management, without any interference by “THE PROVIDER”.

THIRD. “THE PROVIDER” shall provide “SERVICES” with its own resources or through such other entities or individuals it can hire, provided that in this last case “THE PROVIDER” shall take all the responsibility for the entities or individuals it appoints.

FOURTH. “TELMEX” agrees to pay “THE PROVIDER” for the “SERVICES” rendered, a total amount equivalent in pesos of US$30,000,000.00 (thirty million dollars) plus the corresponding value added tax.

This remuneration shall be payable in a one-time payment before or on January 31, 2006.

The exchange rate to pay obligations in foreign currency payable in the Mexican Republic published in the “Diario Oficial de la Federación”, shall be used to determine the amount in Mexican pesos to be paid.

If “TELMEX” requires additional services not included herein, “THE PROVIDER” shall charge such additional amount as may be agreed by the parties.

The invoices issued by “THE PROVIDER” for any payments made by “TELMEX” under the terms of this agreement, must meet the fiscal conditions required by the administrative or legal applicable regulations, including the express translation and separately, value added tax.

FIFTH. “THE PROVIDER” intends to fulfill in good faith and in the best possible way its obligations assumed hereunder and will render “THE SERVICES” with its own or other resources, taking unconditional and strict responsibility in respect of the personnel that it appoints for the rendering of “THE SERVICES”, therefore “THE PROVIDER” shall be the sole responsible party for the labor or any other agreements entered into with such personnel; and, as the case may be, the payment of fees and others labor benefits as well as the contributions to the “Instituto Mexicano del Seguro Social”, “Infonavit”, and the income tax and other tax obligations; from disputes arising with such personnel and any other claim due to labor accidents or professional illnesses of such personnel.

“TELMEX” agrees that upon request of “THE PROVIDER”, it shall grant sufficient mandates to directors, advisors and committee members of the latest, so that, if necessary, such individuals are able to perform “THE SERVICES” on behalf of “TELMEX”, provided that there shall not be any labor relationship between such individuals and “TELMEX”, but the previous paragraph shall apply in respect of the relationship among “THE PROVIDER” and its directors, advisors, and committee members.

SIXTH. This agreement shall be in effect during the period starting on January 1, 2006 and ending on December 31, 2006.

SEVENTH. All the issues related to the validity, interpretation and enforcement of this agreement, shall be governed by the Laws of Mexico, Federal District and Federal applicable Laws and for the resolution of any judgment arising in connection with the same, the parties expressly submit to the competent courts in Mexico, Federal District, waiving expressly any other jurisdiction by reason of their nationality, address or residence.

This agreement is drawn in two counterparts and executed in Mexico City, Federal District on January 2, 2006.

“THE PROVIDER”	“TELMEX”
Carso Global Telecom, S.A. de C.V.	Teléfonos de México, S.A. de C.V.

/s/ Armando Ibañez Vázquez	/s/ Jaime Chico Pardo
C.P. Armando Ibañez Vázquez Attorney in fact	Ing. Jaime Chico Pardo Chief Executive Officer

Witness
/s/ Francisco Angeles Mayorga
C.P. Francisco Angeles Mayorga

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